7/17/15

VIA EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re: Mcgregor Power Systems, Inc.

Registration Statement on Form S-1

Filed March 13, 2015

File No. 333-202731

Dear Mr. Jay Ingram,

This letter is in response to your comment letter sent to Mcgregor Power Systems on 7/17/15.  The company has revised our Registration Statement (S-1/A) in response to the SEC Staff’s comments concurrently with this letter.  The revised S-1 reflects these revisions and updates and clarifies certain other information.  Our responses to the SEC’s comments are in bold.

 General

1. We note your response to comment four in our letter dated April 9, 2015. Please include the Dilution information required by Item 506 of Regulation S-K. See also Item 6 of Form S-1.

We apologize, this table did not insert in our last S-1/A.  It is now included in our revised S-1/A.

The Offering – Plan of Distribution, page 4

2. We note your response to comment 15 in our letter dated April 9, 2015. Please disclose that shareholders who purchase the Class B common stock in this offering are not entitled to vote on any matters.

We added this exact sentence to paragraph one of the Plan of Distribution section of our S-1/A.

We do not have a majority of independent directors on our Board and the Company has not voluntarily implemented various . . . page 8

3. We note your response to comment 17 in our letter dated April 9, 2015. We note disclosure here that your board of directors is comprised of two individuals. However, disclosure in your signature page and the risk factors, “Risks and Uncertainties facing the Company” and “Our Sole Director is not considered . . ..” states that Mr. Brown is your sole director. Please make your disclosure on whether you have one or two directors consistent throughout your registration statement.

We fixed this section in our revised S-1/A to disclose that we only have one board member, not two.

We may be unable to fund our future operating requirements . . ., page 11

4. We note your response to comment 18 in our letter dated April 9, 2015. We also note disclosure that “the proceeds are currently being contributed by our President, Mr. Brown.” Please disclose any repayment agreement between the company and Mr. Brown.

We made note within this risk factor that there is no repayment agreement with Mr. Brown.

Use of Proceeds, page 16

5. We note your response to comment 22 in our letter dated April 9, 2015. Please complete the description of the machine tooling you intend to purchase.

We added a list of equipment we intend to purchase from the use of proceeds in our revised S-1/A.

Employment Agreements, page 27

6. Please revise to summarize your consulting agreement with Mr. Pendell filed as exhibit 10, including the term and payment provisions. We note the disclosure that you have an informal agreement with Mr. Pendell. Please summarize such informal consultant agreement.

We added more information regarding the informal agreement with Mr. Pendell in our revised S-1/A.

Undertakings, page 48

7. We note your response to comment 37 in our letter dated April 9, 2015. Please remove the undertaking in paragraph 5 as it does not apply to this offering. Please add the undertakings required by Item 512(h) of Regulation S-K.

We removed this paragraph from the undertaking section.

Exhibits and Financial Statement Schedules, page 49

8. We note your response to comment 38 in our letter dated April 9, 2015. We note that your subscription agreement is filed as exhibit 99 but is listed in the exhibit index as exhibit 6. Please make your exhibit index consistent with such filing. Also, we note that your filed exhibit 10 is not dated. Please file a dated consultant agreement with Larry Pendell with your next amendment. Additionally, we note your name listed in your certificate of incorporation. Please include your correct name on the front cover page of the registration statement and please file bylaws which include your correct name.

We are not sure how the name is incorrect.  It should be Mcgregor Power Systems, Inc.  This is the same name used in our articles of incorporation, and on the cover page.  We have refiled our bylaws.  We also refiled the consultant agreement with a date.  The exhibit issue seems to be a problem with our SEC filing software, so to avoid any more confusion we are labeling the subscription agreement as exhibit 99 in our revised S-1/A.

Sincerely,

/s/  Michael M. Brown

Michael M. Brown

President, Mcgregor Power Systems, Inc.